Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that the Board has proposed to elect and appoint Mr. Hou Qijun (“Mr. Hou”) and Mr. Ren Lixin (“Mr. Ren”) as directors of the Company, subject to the approval of the shareholders of the Company (the “Shareholders”).

The biographical details of Mr. Hou and Mr. Ren are set out below:

Mr. Hou Qijun, aged 54, is a Director, President and Deputy Secretary of the Party committee of China National Petroleum Corporation (“CNPC”). Mr. Hou is a professor-level senior engineer with a doctorate degree, who has rich working experience in China’s petroleum and natural gas industry. Mr. Hou was appointed as director and vice president of Daqing Oilfield Co., Ltd. in October 2002, and as president and deputy secretary of the Party committee of Jilin Oilfield Branch in October 2004. He was appointed as secretary of the Party committee and vice president of PetroChina Natural Gas and Pipeline Company in September 2011, and concurrently as director-general and deputy secretary of the Party committee of PetroChina Oil & Gas Control Centre in March 2012. He was appointed as the general manager of the planning department of the Company in November 2013 and as the Vice President of CNPC in March 2017, and concurrently as deputy secretary of the Party committee and president of the Company’s Exploration and Production Branch in April 2017. Mr. Hou was appointed as the Director and Vice President of the Company in June 2017, and as the President of the Company in March 2019. He was appointed as director, president and deputy secretary of the Party committee of China Oil & Gas Pipeline Network Corporation in October 2019, and as a Director, President and Deputy Secretary of the Party committee of CNPC in July 2021.

Mr. Ren Lixin, aged 54, is a member of the Party committee and a Vice President of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree, who has rich working experience in China’s petroleum and petrochemical industry. Mr. Ren was appointed as a member of the Party committee and the vice president of Dushanzi Petrochemical Branch Company in September 2005, and was then appointed as president, deputy secretary of the Party committee and safety director of Dushanzi Petrochemical Branch Company in October 2018, and concurrently as the executive director and president of Xinjiang Dushanzi Petrochemical Co., Ltd. Mr. Ren was appointed as president and deputy secretary of the Party committee of the Refinery and Chemical Branch of the Company in March 2021. He was appointed as a member of the Party committee and a Vice President of CNPC in June 2021.

Save as disclosed above, and except that the spouse of Mr. Ren held 6300 A shares of the Company, as at the date of this announcement, Mr. Hou and Mr. Ren (i) do not hold any directorship in any other listed companies in the past three years; (ii) have no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Hou and Mr. Ren that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Hou and Mr. Ren’s appointments as directors of the Company shall commence upon the approval by the Shareholders and will be three years. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the directors’ duties, responsibilities and performance and the results of the Group.

The notice and circular containing, among others, the proposed election and appointment of directors of the Company will be dispatched to the Shareholders in due course.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

25 August 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.